UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2016 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS's business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the UK referendum vote to withdraw from the EU and the potential need to make changes in UBS's legal structure and operations as a result of a UK exit from the EU; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to second quarter 2016 report and its Annual Report on Form 20-F for the year ended 31 December 2015. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

1

2Q16 results

Strong results, adjusted PBT CHF 1.7 billion up YoY despite less favorable environment

Group

Net profit attributable to UBS Group AG shareholders CHF 1,034 million, diluted EPS CHF 0.27

Reported profit before tax (PBT) CHF 1,489 million, adjusted PBT CHF 1,672 million

10.1% annualized adjusted return on tangible equity

Achieved CHF 1.4 billion net cost reductions[1]

Basel III fully applied CET1 capital ratio 14.2%, CET1 leverage ratio of 3.4%

Business divisions[2]

Wealth Management: PBT CHF 606 million
- Resilient client flows with NNM CHF 6.0 billion and CHF 6.9 billion net new mandates

Wealth Management Americas: PBT USD 281 million
- Record net interest income and invested assets

Personal & Corporate Banking: PBT CHF 463 million
- Exceptionally strong results, with highest PBT since 4Q08; record first half net new client acquisition

Asset Management: PBT CHF 148 million
- PBT up 10% YoY and 35% QoQ; continued progress in executing strategic initiatives

Investment Bank: PBT CHF 447 million
- Strong FRC performance, continued disciplined resource utilization across business lines

Corporate Center: Pre-tax loss of CHF 267 million
- CHF 8 billion QoQ reduction in Non-core and Legacy Portfolio LRD

UBS

1 Based on June 2016 exit rate, refer to slides 19 and 26 for further details on cost reductions; 2 Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

2

UBS Group AG results (consolidated)

CHF million, except where indicated	2Q15	3Q15	4Q15	1Q16	**2Q16**
Total operating income	7,818	7,170	6,775	6,833	7,404
Total operating expenses	6,059	6,382	6,541	5,855	5,915
Profit before tax as reported	**1,759**	**788**	**234**	**978**	**1,489**
of which: net restructuring expenses	(191)	(298)	(441)	(265)	(377)
of which: net FX translation gains/(losses)[1]		(27)	115	(123)	(26)
of which: own credit on financial liabilities designated at fair value	259	32	35		
of which: net losses related to the buyback of debt			(257)		
of which: gains on sales of real estate					120
of which: gains/(losses) on sales of subsidiaries, businesses and investments[2]	67		28		100
of which: gain related to our investment in the SIX Group		81			
of which: gain related to a change to retiree benefit plans in the US		21			
of which: impairment of an intangible asset	(11)				
Adjusted profit before tax	**1,635**	**979**	**754**	**1,366**	**1,672**
of which: expenses for provisions for litigation, regulatory and similar matters	(71)	(592)	(365)	(39)	(72)
Tax (expense)/benefit	(443)	1,295	715	(270)	(376)
Net profit attributable to non-controlling interests	106	14	1	0	79
Net profit attributable to UBS Group AG shareholders	**1,209**	**2,068**	**949**	**707**	**1,034**
Diluted EPS (CHF)	0.32	0.54	0.25	0.18	0.27
Return on tangible equity, adjusted (%)	9.6	19.5	11.4	8.5	10.1
Total book value per share (CHF)	13.71	14.41	14.75	14.74	14.27
Tangible book value per share (CHF)	12.04	12.69	13.00	13.04	12.54

UBS

Refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Related to the disposal of foreign subsidiaries and branches; 2 2Q16 includes CHF 123 million gain on sale of investment in Visa Europe (CHF 21 million in Wealth Management and CHF 102 million in Personal & Corporate Banking) and CHF 23 million of losses on sales of subsidiaries and businesses (Wealth Management)

3

Wealth Management

Resilient performance in challenging market conditions

Operating income

1,921
2,031
2,004
2,106
2,024
1,943
1,897
1,885
1,817
472 479 436 589 459 366 364 402 347
518 569 583 560 568 600 598 579 582
922 978 986 949 976 960 935 901 883
CHF million
Recurring income
75% 76% 78% 72% 76% 80% 81% 79% 81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery

Operating expenses

1,528
1,264
1,311
1,250
1,255
1,245
1,393
1,248
1,211
517 507 557 482 492 513 536 521 492
412 133 149 109 126 121 251 115 135
600 624 605 658 638 612 606 613 583
CHF million
Services from other business divisions and Corporate Center
G&A[1] and other[2]
Personnel

Profit before tax

C/I ratio

684[3]
393
767
694
856
769
698
584[3]
505
636
606
CHF million
80% 62% 65% 59% 62% 64% 73% 66% 67%
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16

Operating income CHF 1,817 million

- **Transaction-based income** decreased YoY across all regions, most notably in Asia Pacific
- **Net interest income** increased YoY mainly due to higher deposit revenues, partly offset by lower allocations from Group ALM
- **Recurring net fee income** declined YoY due to a decrease in average invested assets; investment fund fees and custody revenues declined reflecting changes in clients' asset allocation, partly offset by the positive effects of higher discretionary and advisory mandate penetration

Operating expenses CHF 1,211 million

- **Personnel expenses** decreased YoY due to lower variable compensation expenses and a decrease in personnel levels
- **G&A expenses** increased YoY mainly due to higher professional fees related to building out our digital platform

PBT CHF 606 million

- PBT CHF 615 million excluding net expenses for provisions for litigation, regulatory and similar matters
- 67% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative expenses; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 3 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of CHF 291 million in 2Q14 and CHF 79 million in 4Q15

4

Wealth Management

Net new money CHF 6.0 billion, net new mandates CHF 6.9 billion

Net new money[1]
Annualized growth rate
4.8%
4.2%
1.2%
5.8%
3.5%
1.5%
(1.5%)
6.5%
2.6%
CHF billion
10.7
9.8
3.0
14.4
8.4
3.5
(3.4)
15.5
6.0
Invested assets
CHF billion
928
966
987
970
945
919
947
925
935
Loans
CHF billion
105.3
111.7
112.7
110.8
110.9
109.0
105.2
102.4
102.8
Margins
bps
84
86
82
86
85
83
81
81
78
17
32
28
35
32
30
22
27
26
Gross margin
Net margin
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16

- **NNM CHF 6.0 billion**, driven by strong net inflows in Asia Pacific and Switzerland, partly offset by net outflows in emerging markets and Europe, which included cross-border outflows
- **Invested assets CHF 935 billion** increased QoQ due to positive market performance, NNM inflows and FX translation effects, partially offset by a CHF 7 billion net reduction related to the sale and acquisition of subsidiaries and businesses
- **Discretionary and advisory mandate penetration 27.1%** up 50 bps QoQ excluding the impact of business disposals[2], driven by CHF 6.9 billion net new mandates
- **Gross loans CHF 102.8 billion** up QoQ as continued net outflows from Lombard lending were more than offset by FX effects
- **Net margin 26 bps** down 1 bp QoQ as cost measures partly offset the impact of revenue decline

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the balance sheet and capital optimization program;
2 Mandate penetration up 10 basis points quarter-over-quarter on a reported basis, from 27.0% to 27.1%

Wealth Management

Strong net inflows in APAC and Switzerland

Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
Net new money[1]
Annualized growth rate
2.1% 0.8% (2.4%) 6.3% (0.6%)
6.5% 1.8% 2.8% 12.9% 10.2%
5.4% 3.0% 0.5% 2.1% 5.1%
0.2% 1.3% (9.0%) 1.8% (6.1%)
5.6% 3.2% 1.8% 10.5% 3.8%
CHF billion
1.8 0.7 (2.0) 5.4 (0.5)
4.5 1.2 1.8 8.8 6.8
2.4 1.3 0.2 0.9 2.2
0.1 0.5 (3.5) 0.7 (2.3)
7.1 4.0 2.2 13.3 4.8
Gross margin
bps
80 78 74 72 71
82 77 70 78 71
90 91 92 88 88
94 99 96 97 97
55 57 53 56 52
2Q15 3Q15 4Q15 1Q16 2Q16

30.6.16

	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	338	271	174	150	506
Client advisors FTE	1,363	1,062[2]	769	674	727

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Based on the WM business area structure, refer to page 19 of the second quarter 2016 report for more information; 1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the balance sheet and capital optimization program; 2 Decreased quarter-over-quarter due to the exit from the Australian domestic business, which was completed in 2Q16. Excluding this, the number of client advisors was up slightly up in APAC

6

WM CIO: Providing innovative solutions

Launching new investment concepts that align with client needs

Traditional portfolio management	Offers investors the best risk/return trade-off consistent with a modern portfolio theory approach by investing in traditional, relatively liquid asset classes and making use of diversification to reduce risk	
Systematic allocation portfolio	A quantitative portfolio solution that begins with the strategic asset allocation, and based on our quantitative signal, makes large shifts in the equity allocation to enhance portfolios risk/return trade off and reduce portfolio draw-downs	**Launched 4Q15** life-to-date inflows[1]: **~CHF 1.5 billion**
Global credit opportunities	For those wanting an equity free portfolio, this fixed income portfolio is diversified across regions, central bank exposure, investment styles and duration	**Launched 1Q16** life-to-date inflows[1,2]: **~CHF 0.5 billion**
Endowment-style portfolio	For clients with long investment horizons, allocating to illiquid private markets and alternative investments can provide higher risk-adjusted returns than traditional public markets	**Launched 2Q16** life-to-date inflows[1,3]: **~CHF 0.3 billion**
Risk parity portfolio	Uses leverage to obtain a better volatility-adjusted return than the traditional portfolio management approach, by spreading risk more evenly across groups of assets	**Target launch 3Q16**

UBS

1 As of 30.6.16; 2 Includes UBS Manage™ Premium (Ultra) contract; 3 Includes tailor-made endowment-style portfolios

7

Wealth Management

Building on our leading position by enhancing the efficiency of our platform for future growth

Leading position in a changing environment

- + Unique global footprint with #1 position in APAC[1]
- + Leading position across HNW and UHNW[2]
- + Superior global offering
- + Industry-leading profitability
- + Profitable in all regions
- - Persistently low interest rates
- - Volatility driven by macroeconomic and political uncertainty
- - Regulatory driven complexity and cost-to-serve

Taking continued action

Optimize our operating model

- One global booking platform
- Consolidating EU onshore entities
- Streamlining of non-client facing units
- WM/WMA collaboration

Enhance our coverage and offering

- Global distribution management
- Dedicated global UHNW organization
- Improved digital capabilities
- Enhanced Alternatives offering

Manage regulatory change

- Proactive management in the face of global regulatory change, including automatic exchange of information

Key objectives

→ **Improved efficiency and reduced complexity**

→ **Maximizing revenue potential** by deploying a globally consistent distribution model

→ **Proactive management of regulatory change**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Asian Private Banker League Tables 2015; 2 Scorpio Partnership Global Private Banking Benchmark Report 2016

8

Wealth Management Americas

Strong quarter with PBT USD 281 million and record net interest income

Operating income
1,898 1,919 1,924 1,901 1,947 1,931 1,874 1,899 1,924
464 441 448 432 425 381 376 361 369
261 276 280 277 301 311 326 351 357
1,163 1,197 1,187 1,186 1,217 1,231 1,160 1,182 1,191
USD million
Recurring income
75% 77% 76% 77% 78% 80% 79% 81% 80%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
1,652 1,651 1,691 1,608 1,717 1,644 1,810 1,655 1,643
300 288 306 284 291 275 263 287 274
166 165 167 140 227 172 362 158 151
1,186 1,198 1,218 1,185 1,199 1,198 1,185 1,209 1,219
USD million
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
246 267 233 293 231 287 296¹ 245 281
63
USD million
C/I ratio
87% 86% 88% 85% 88% 85% 97% 87% 85%
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16

Operating income USD 1,924 million

- **Transaction-based income** decreased YoY due to lower client activity
- **Net interest income** increased YoY mainly due to growth in loan and deposit balances as well as higher interest rates
- **Recurring net fee income** decreased YoY mainly due to lower mutual fund fees

Operating expenses USD 1,643 million

- **G&A expenses** decreased YoY mainly due to lower net expenses for provisions for litigation, regulatory and similar matters and other provisions
- **Charges for services** decreased YoY mainly due to lower expenses from Group Operations
- **Personnel expenses** increased YoY reflecting higher expenses for compensation commitments and salary costs related to the recruitment of FAs

PBT USD 281 million

- PBT USD 298 million excluding net expenses for provisions for litigation, regulatory and similar matters
- 85% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding USD 233 million net expenses for provisions for litigation, regulatory and similar matters

9

Wealth Management Americas

Record invested assets and managed account penetration

Net new money
Annualized growth rate
~0.0%
1.9%
2.2%
1.9%
~1.2%
0.2%
6.8%
5.3%
~2.1%
(1.0%)
(0.3%)
0.9%
= Excluding withdrawals associated with seasonal income tax payments
USD billion
(2.5) 4.9 5.5 4.8 (0.7) 0.5 16.8 13.6 2.4
Invested assets
USD billion
1,017 1,016 1,032 1,050 1,045 992 1,033 1,050 1,077
Loans
USD billion
41.7 43.3 44.6 45.5 47.3 47.5 48.7 48.7 50.1
Margins
bps
76 76 75 73 74 76 74 73 72
10 11 9 11 9 11 2 9 11
Gross margin
Net margin
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16

- **NNM USD 2.4 billion** despite ~USD 3.1 billion of client withdrawals associated with seasonal income tax payments
- **Invested assets USD 1,077 billion** increased YoY due to positive market performance and NNM inflows
- Managed accounts penetration 34.5%, up 10 bps QoQ
- **Gross loans USD 50.1 billion** increased with continued growth across all lending product lines
- **Net margin 11 bps,** up 2 bps despite lower gross margin

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

10

Wealth Management Americas

Industry leading revenue and invested assets per advisor

Invested assets and FA productivity

Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
Financial advisors (FTEs)
1,068 1,079 1,091 1,088 1,118 1,111 1,061 1,064 1,079
143 143 147 150 150 142 145 147 151
7,119 7,114 6,997 6,982 6,948 6,989 7,140 7,145 7,116
1,017 1,016 1,032 1,050 1,045 992 1,033 1,050 1,077
USD billion
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Invested assets

Net interest income and lending

Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
261 276 280 277 301 311 326 351 357
(2) (1) 0 0 0 (3) 0 (1) (1)
41.7 43.3 44.6 45.5 47.3 47.5 48.7 48.7 50.1
USD billion
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Loans, gross

UBS Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

11

Wealth Management Americas

Building on our positive momentum and unique opportunity to "feel small, play big"

1 **Empowerment**	• **Streamlined organization** to improve efficiency and bring decisions closer to FAs and clients • **Modified branch manager compensation plans**, emphasizing economic profit growth
2 **Global leverage**	• **Improved collaboration** between WMA, the Investment Bank, and Asset Management, and sharing the best products and services between WMA and WM • **Leveraging our position as the world's largest and only truly global wealth manager** to achieve targeted economies of scale with the agility and nimble feel of a boutique
3 **Technology**	• **Driving adoption of the latest technology** to improve clients' digital experience and enhance FA productivity – Improved client interface based on the Investment Bank's award-winning Neo platform – Implemented My Total Picture which provides automated account aggregation for clients – Strategic alliance with SigFig to develop customized digital tools and services for FAs
4 **Organic growth**	• **Shifting investment from recruiting to retention of advisors** • **Reinvestment of resources closer to FAs and clients**

UBS

12

Personal & Corporate Banking

Exceptionally strong results, highest PBT since 4Q08

Operating income

938 958 913 979 952 964 915 963 983
247 267 273 284 241 238 196 244 254
541 563 557 568 560 566 576 560 558
138 140 133 134 135 136 139 139 140
CHF million
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery

Operating expenses

571 512 557 536 538 536 519 541 520
256 238 277 252 249 243 234 264 244
101 55 91 57 68 81 75 65 64
214 219 190 225 221 213 211 213 211
CHF million
Services from other business divisions and Corporate Center
G&A and other
Personnel

Profit before tax

C/I ratio

367 446 356 443 414 428 396 422 463
CHF million
60% 52% 57% 54% 56% 56% 56% 56% 53%
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16

Operating income CHF 983 million

- **Transaction-based income** increased YoY mainly due to higher Group ALM allocations and higher FX transaction revenues
- **Net interest income** down slightly YoY as higher income from loans was offset by lower allocated income from Group ALM and lower deposit revenue driven by the adverse effect of persistently low interest rates on our replication portfolio
- **Net credit loss recovery** of CHF 2 million

Operating expenses CHF 520 million

- **Charges for services** decreased YoY reflecting lower expenses from Group Technology
- **Personnel expenses** decreased YoY due to lower pension-related costs

PBT CHF 463 million

- 53% cost/income ratio
- Net interest margin 165 bps vs. 164 bps in 2Q15
- Annualized net new business volume growth for personal banking business 3.0% vs. 3.1% in 2Q15

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

13

Personal & Corporate Banking

Continued success in our home market

Operating income
CHF million

938
952
983
2Q14
2Q15
2Q16

Operating expenses
CHF million

571
538
520
2Q14[1]
2Q15
2Q16

Profit before tax
CHF million

+12% CAGR
367
414
463
2Q14[1]
2Q15
2Q16

Cost/income ratio
%

Target range 50-60%
60.4%
56.3%
53.0%
2Q14
2Q15
2Q16

Net new business volume growth
Personal banking, %

Target range 1-4%
2.5%
3.1%
3.0%
2Q14
2Q15
2Q16

Best Bank in Switzerland[2] for the fifth consecutive year

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Including CHF 48 million net expenses for provisions for litigation, regulatory and similar matters, partly offset by a one-time reversal of an accrual;
2 Euromoney 2016

14

Asset Management

PBT CHF 148 million, up 10% YoY and up 35% QoQ

Operating income
465 489 497 511 476 502 512 468 483
38 27 34 68 20 23 44 23 24
427 462 463 443 456 479 468 446 458
CHF million
Performance fees
Net management fees
Operating expenses
357 338 373 325 342 365 359 358 335
110 111 123 102 110 119 104 120 101
94 61 89 57 57 58 59 56 53
153 166 160 167 175 188 196 182 180
CHF million
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
107 151 124 186 134 137 153 110 148
CHF million
C/I ratio
77% 69% 75% 64% 72% 73% 70% 76% 69%
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Net new money ex. MM
11.6 3.8 (5.8) 7.5 8.3 (7.6) (8.9) (5.9) (8.8)

Operating income CHF 483 million

- **Performance fees** up YoY, mainly in Global Real Estate
- **Net management fees** were largely unchanged YoY as higher revenues in Global Real Estate were offset by lower Fund Services revenues following the sale of AFS in 4Q15

Operating expenses CHF 335 million

- **Charges for services** decreased YoY mainly due to lower net expenses from Group Technology
- **Personnel expenses** increased YoY mainly due to higher salary costs as a result of increased staffing levels in Traditional Investments and Global Real Estate, partly offset by a decrease due to the sale of AFS

PBT CHF 148 million

- 69% cost/income ratio
- Invested assets CHF 633 billion
- Net margin 9 bps vs. 8 bps in 2Q15
- Gross margin 31 bps vs. 29 bps in 2Q15

- **NNM outflows excluding money market CHF 8.8 billion** driven by asset allocation shifts, including from active to passive investments, and clients' liquidity needs

UBS Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

15

Investment Bank

PBT CHF 447 million with strong performance in FRC and disciplined resource utilization

Operating income
CHF million
2,225 1,969 1,919 2,657 2,344 2,088 1,721 1,879 2,000
981 736 704 779 822 710 650 474 668
385 325 298 721 402 446 388 483 461
865 909 908 1,156 1,128 944 733 920 878
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
CHF million
1,677 3,190 1,643 1,821 1,727 1,474 1,498 1,508 1,553
615 631 679 615 620 595 611 621 565
186 1,866 469 201 167 181 326 178 197
876 693 495 1,006 940 699 562 711 791
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
CHF million
548 466[1] (1,221) 276 836 617 614 223 370 447
C/I ratio
75% 162% 86% 69% 73% 70% 85% 80% 77%
2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16

Operating income CHF 2,000 million

- **CCS revenues** down 19% YoY mainly as higher revenues in DCM were offset by lower revenues in ECM and Risk Management
- **ICS – FRC revenues** up 15% YoY with an increase across most products, reflecting higher client activity and market volatility levels, partly driven by the outcome of the UK referendum
- **ICS – Equities revenues** down 22% with lower revenues in all products, particularly in APAC and reflecting our Global Derivatives product mix, partly offset by higher Cash and Financing Services revenues in the Americas

Operating expenses CHF 1,553 million

- **Charges for services** down 9% YoY mainly due to lower net expenses from Group Technology
- **G&A expenses** up 18% YoY due to higher net expenses for provisions for litigation, regulatory and similar matters
- **Personnel expenses** down 16% YoY in line with revenues, mainly due to lower performance-related variable compensation expenses and a decrease in headcount

PBT CHF 447 million

- PBT CHF 473 million excluding net expenses for provisions for litigation, regulatory and similar matters
- 77% cost/income ratio
- Annualized return on attributed equity 23.2%
- RWA stable QoQ at CHF 64 billion
- LRD up CHF 5 billion QoQ to CHF 267 billion

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding CHF 1,687 million net expenses for provisions for litigation, regulatory and similar matters

16

Investment Bank

Continued efficient and disciplined resource utilization driving strong returns

Return on RWA
CHF billion, %

12% 14% 14% 12% 12% 16% 15% 13% 11% 12% 13%
62 62 68 62 67 64 63 68 63 63 64
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
270 272 278 275 288 294 290 289 268 262 267
Return on RWA¹
RWA²
LRD³

Revenue per unit of VaR
CHF million

163 172 201 182 152 212 218 152 143 180 218
11 13 11 11 13 13 11 14 12 10 9
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Revenue per unit of VaR⁴
Avg. Management VaR

Cost/income ratio
%

Annual target 70-80% from 1Q15

65-85% until 4Q14

80% 75% 75% 76%⁵ 86% 69% 73% 70% 85% 80% 77%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
Cost/income ratio

Return on average attributed equity (RoAE)
%, CHF billion

Annual target >15%

19% 28% 30% 25%⁵ 15% 46% 34% 34% 12% 19% 23%
8 8 7 7 8 7 7 7 7 8 8
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
RoAE
Average attributed equity

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized operating income excluding credit loss (expense)/recovery, divided by quarter-end Basel III RWA, (fully applied); 2 On a fully-applied basis; 3 Calculated in accordance with Swiss SRB rules (fully-applied). From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable; 4 Operating income excluding credit loss (expense)/recovery, divided by average management VaR; 5 Excluding CHF 1,687 million net expenses for provisions for litigation, regulatory and similar matters

17

Corporate Center

Non-core and Legacy Portfolio LRD down CHF 8 billion QoQ

Profit before tax

2Q15
3Q15
4Q15
1Q16
2Q16
(514)
(1,174)
(586)
(417)
(267)

Corporate Center total (CHF million)

Corporate Center results by unit (CHF million)

	2Q15	3Q15	4Q15	1Q16	2Q16
Services					
Operating income	(41)	(38)	(54)	(55)	(42)
Operating expenses	212	217	272	156	170
o/w before allocations	2,040	2,017	2,085	2,022	1,890
o/w net allocations	(1,827)	(1,800)	(1,814)	(1,866)	(1,720)
Profit before tax	**(253)**	**(255)**	**(326)**	**(211)**	**(213)**
Group Asset and Liability Management					
Operating income	(121)	(121)	48	(27)	71
Operating expenses	7	(5)	(3)	(2)	2
Profit before tax	**(127)**	**(116)**	**51**	**(25)**	**70**
Non-core and Legacy Portfolio					
Operating income	35	(126)	(71)	(47)	19
Operating expenses	167	677	241	133	143
Profit before tax	**(132)**	**(803)**	**(312)**	**(181)**	**(124)**
LRD (CHF billion)[1]	70	59	46	41	33

- **Services operating expenses before allocations** decreased YoY, mainly due to our cost reduction programs
- **Group ALM operating income** increased YoY largely due to accounting asymmetries related to economic hedges
- **Non-core and Legacy Portfolio operating income** increased YoY mainly due to valuation gains on financial assets designated at fair value and other fair value gains due to market movements
- **Non-core and Legacy Portfolio LRD** down CHF 8 billion QoQ mainly due to incremental netting and collateral mitigation benefits

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable

18

Cost reduction

Achieved CHF 1.4 billion net cost reductions based on June 2016 annualized exit rate

Cumulative annualized net cost reduction[1]
CHF billion
Target
2.1
Achieved CHF 1.4 billion as of June 2016
1.4
1.2
1.1
0.9
0.8
March 2015
FY15[2]
December 2015
March 2016
June 2016
December 2017

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Monthly annualized exit rate vs. FY13 for Corporate Center and vs. FY15 for business divisions. Refer to slide 26 for further details on cost reductions;
2 FY15 vs. FY13

19

Going concern capital and leverage ratios

14.2% fully applied Basel III CET1 ratio and 3.4% fully applied CET1 leverage ratio

Revised Swiss SRB Basel III capital ratio[1]

Pro forma, fully applied, rules as of 1.1.20, CHF billion

- AT1[2]
- CET1
- 1.1.20 Going concern requirement (CET1 + AT1)
- 1.1.20 CET1 requirement

14.3%
10.0%
1.8%
3.6%
3.6%
14.4%
14.0%
14.2%
2Q15
1Q16
2Q16

	2Q15	1Q16	2Q16
CET1	30.3	29.9	30.3
RWA	210	214	214

Revised Swiss SRB Basel III leverage ratio

Pro forma, CHF billion

Phase-in

- (AT1 + T2)[2]
- CET1
- 1.7.16 Going concern requirement (CET1 + AT1 + T2)
- 1.7.16 CET1 requirement

3.0%
2.3%
1.11%
1.78%
1.83%
4.08%
4.02%
4.11%
2Q15
1Q16
2Q16

	2Q15	1Q16	2Q16
CET1	38.7	36.6	37.1
LRD[3]	949	910	902

Fully applied, rules as of 1.1.20

- AT1[2]
- CET1
- 1.1.20 Going concern requirement (CET1 + AT1)
- 1.1.20 CET1 requirement

5.0%
3.5%
0.40%
0.84%
0.87%
3.20%
3.30%
3.37%
2Q15
1Q16
2Q16

	2Q15	1Q16	2Q16
CET1	30.3	29.9	30.3
LRD[3]	944	906	898

UBS

Refer to the "Capital Management" section of the second quarter 2016 report for more information

1 As of 30.6.16, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%; 2 Can be counted towards going concern requirements up to 4.3% of the fully applied capital ratio, 1.5% of the fully applied leverage ratio and 0.7% of the phase-in leverage ratio (phase-in as of 1.7.16); 3 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable

Group and business division targets and expectations

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (personal banking)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term[1]	
	LRD (fully applied)	Expectation: around CHF 325 billion short/medium term[1]	
Group	Net cost reduction	CHF 2.1 billion by end 2017	
	Adjusted cost/income ratio	60-70%	
	Adjusted return on tangible equity	>15%	
	Basel III CET1 ratio (fully applied)	at least 13%	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term[1]	
	LRD (fully applied)	Expectation: around CHF 950 billion short/medium term[1]	

UBS

Refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to pages 36-37 of the Annual Report 2015 for detail; 1 Reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD

22

Capital requirements under revised Swiss SRB

UBS leverage capital ratio balances vs. revised Swiss SRB

UBS position as of 30.6.16[1]

Phase-in leverage ratio requirements

Existing UBS AG long-term debt not counted as TLAC, maturing before 1.1.20[2]
TLAC-eligible senior unsecured debt[3]
Tier 2 grandfathered
AT1[5] including grandfathered
CET1
3.30%
1.49%
Tier 2[4]
1.24%
Low-trigger Tier 1[6]
0.27%
High-trigger Tier 1
0.60%
0.87%
3.37%
30.6.16
2.0%
3.0%
1.5%
3.5%
1.7.16
1.1.17
1.1.18
1.1.19
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 1.49% (CHF 13.4 billion) existing UBS Group AG TLAC bonds[2]
- 3.30% (CHF 29.7 billion) long-term debt not counted in total loss absorbing capacity[2] which we expect to replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 1.1.20
- 5% gone-concern requirements subject to potential reduction of up to 2% based on improved resilience and resolvability
- We aim to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[5]

- 0.87% (CHF 7.8 billion) comprising CHF 5.4 billion existing high-trigger AT1 and CHF 2.4 billion grandfathered low-trigger AT1[6]
- 2.10% (CHF 18.9 billion) when including grandfathered T2[4]
- We expect to build an additional ~CHF 1.5 billion in employee DCCP that qualifies as high-trigger AT1 by 31.12.19
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.37% (CHF 30.3 billion) CET1
- Incremental ~15 bps of CET1 leverage ratio via earnings accretion (~CHF 3 billion assuming CHF 950 billion LRD[7])

Refer to slide 30 for details about Basel III numbers and FX rates in this presentation

1 Based on 30.6.16 fully applied Swiss SRB LRD of CHF 898 billion and fully applied CET1, AT1 and T2 capital; 2 Excluding structured notes; 3 Also includes phase-out hybrid tier 1 capital and phase-out tier 2 capital which qualify as gone concern instruments until one year prior to maturity, subject to final confirmation by FINMA; 4 Tier 2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19. From 1.1.20, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. CHF 7.0 billion of low-trigger T2 has a first call and maturity date after 31.12.19; 5 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based requirement; 6 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date; 7 Per our short/medium term expectation

UBS

23

Corporate Center – Non-core and Legacy Portfolio

RWA
CHF billion

103
14
88
32
20
12
32
20
12
31
21
10
32
22
11
31
22
10
Operational risk
Credit and market risk
4Q12
2Q15
3Q15
4Q15
1Q16
2Q16

LRD[1] and RWA by category
CHF billion, 30.6.16

Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
14.5
3.1
1.5
2.6
2.6
8.4
4.8
0.5
1.0
0.8
0.4
2.3
21.5
LRD CHF 33 billion
RWA CHF 31 billion

LRD[1]
CHF billion

~293[2]
70
59
46
41
33
4Q12
2Q15
3Q15
4Q15
1Q16
2Q16

LRD: natural decay[1,3]
CHF billion

~31
~27
~24
~22
4Q16
4Q17
4Q18
4Q19

UBS

Refer to slide 30 for details about Basel III numbers and FX rates in this presentation
1 Calculated in accordance with Swiss SRB rules. From 31.12.15 onward, these are aligned with BIS Basel III rules and are therefore not fully comparable;
2 Pro forma estimate based on period-end balance; 3 Pro forma estimate excluding any further unwind activity based on 30.6.16 data, assuming positions are held to maturity. LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

24

Invested assets composition

Wealth Management
% of total CHF 935 billion, 30.6.16

Other[1]
External mutual funds
UBS mutual funds
Equities
Bonds
Accounts/ Money markets[2]
14%
12%
10%
30%
14%
20%
16%
5%
19%
22%
38%
Other
GBP
CHF
EUR
USD
Asset class
Currency

Wealth Management Americas
% of total USD 1,077 billion, 30.6.16

Other[1,2]
External mutual funds
UBS mutual funds
Equities
Bonds
Accounts/ Money markets
9%
32%
3%
32%
17%
7%
~100%
USD
Asset class
Currency

Asset Management
% of total CHF 633 billion, 30.6.16

Alternatives[3]
Multi-asset
Equities
Fixed income
Money markets
16%
18%
33%
23%
10%
12%
5%
24%
13%
46%
Other
GBP
CHF
EUR
USD
Asset class
Currency

UBS

1 Including structured products and alternative investments; 2 Including fiduciary investments; 3 Includes O'Connor and Hedge Fund Solutions, Global Real Estate and Infrastructure and Private Equity

25

Cost reduction

Net cost reduction overview[1]

CHF billion

Corporate Center within scope of the structural cost reduction program
Corporate Center and business divisions within scope of the structural cost reduction program
CHF 1.1 billion at December 2015 exit rate
Business division operating expenses in scope[3,4]
Corporate Center operating expenses in scope[2,4]
8.6
(0.9)
-0.1
15.8
7.9
7.8
(0.5)
(0.2)
15.1
FY13
Run rate net cost reduction
FX
FY15
Run rate net cost reduction
FX
June 2016 annualized exit rate

Achieved CHF 1.4 billion net cost reductions based on June 2016 annualized exit rate (A + B)
1.4
B
A
June 2016

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Monthly annualized exit rate vs. FY13 for Corporate Center and vs. FY15 for business divisions; 2 Sum of Corporate Center – Services operating expenses before allocations to business divisions, Corporate Center – Non-core and Legacy Portfolio operating expenses and Corporate Center – Group ALM operating expenses;
3 Sum of business division operating expenses before allocations, excluding items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses (structural changes to our variable compensation frameworks are recognized as net cost reductions) and WMA FA compensation;
4 Excluding expenses for provisions for litigation, regulatory and similar matters as well as temporary regulatory program costs

UBS

26

Group ALM operating income

Business division-aligned risk management includes managing the interest rate risk in the banking book on behalf of Wealth Management and Personal & Corporate Banking and high-quality liquid asset (HQLA) portfolios on behalf of specific business divisions

Capital investment and issuance includes managing the Group's equity and capital instruments, including instruments that will contribute to our total loss-absorbing capacity (TLAC)

Group structural risk management includes activities performed to meet overall Group-wide risk management objectives such as managing the Group's HQLA and long-term debt portfolios

Results	As of or for the quarter ended		
CHF million, except where indicated	30.6.16	31.3.16	30.6.15
1 Business division-aligned risk management net income	209	218	208
2 Capital investment and issuance net income	24	33	55
3 Group structural risk management net income	(143)	(101)	(146)
Total risk management net income before allocations	90	151	117
Allocations to business divisions and other CC units	(143)	(168)	(191)
of which: Wealth Management	*(101)*	*(106)*	*(105)*
of which: Wealth Management Americas	*(23)*	*(21)*	*(29)*
of which: Personal & Corporate Banking	*(85)*	*(94)*	*(88)*
of which: Asset Management	*(2)*	*(3)*	*(4)*
of which: Investment Bank	*57*	*59*	*52*
of which: CC – Services	*(16)*	*(21)*	*(31)*
of which: CC – Non-core and Legacy Portfolio	*28*	*18*	*15*
Total risk management net income after allocations	(53)	(17)	(74)
Accounting asymmetries related to economic hedges	61	(89)	(58)
Hedge accounting ineffectiveness	11	39	(32)
Other	52	40	42
Total operating income (adjusted)	71	(27)	(121)
Net foreign currency translation gains / (losses)	(26)	(123)	
Own credit			259
Total operating income as reported	45	(150)	138

UBS
Refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to the "Corporate Center – Group Asset and Liability Management" section of the second quarter 2016 report for details
27

Regional performance

CHF billion		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		2Q15	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15	2Q16
Operating income	WM	0.1	0.1	0.6	0.5	1.0	0.9	0.4	0.4	0.0	0.0	2.0	1.8
	WMA	1.8	1.9	-	-	-	-	-	-	-	-	1.8	1.9
	P&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.2	-	-	0.5	0.5
	IB	0.7	0.7	0.8	0.4	0.7	0.6	0.2	0.2	(0.0)	(0.0)	2.3	2.0
	CC	-	-	-	-	-	-	-	-	(0.1)	0.0	(0.1)	0.0
	Group	**2.8**	**2.9**	**1.5**	**1.0**	**1.7**	**1.6**	**1.7**	**1.7**	**(0.2)**	**0.0**	**7.5**	**7.2**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.3	1.2
	WMA	1.6	1.6	-	-	-	-	-	-	-	-	1.6	1.6
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	(0.0)	(0.0)	0.3	0.3
	IB	0.5	0.5	0.5	0.4	0.5	0.5	0.2	0.1	0.1	0.1	1.7	1.6
	CC	-	-	-	-	-	-	-	-	0.4	0.3	0.4	0.3
	Group	**2.4**	**2.3**	**0.8**	**0.8**	**1.2**	**1.2**	**1.0**	**0.9**	**0.5**	**0.4**	**5.9**	**5.5**
Profit before tax	WM	0.0	0.0	0.2	0.1	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.8	0.6
	WMA	0.2	0.3	-	-	-	-	-	-	-	-	0.2	0.3
	P&C	-	-	-	-	-	-	0.4	0.5	-	-	0.4	0.5
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1
	IB	0.1	0.3	0.4	0.0	0.1	0.1	0.1	0.1	(0.1)	(0.1)	0.6	0.4
	CC	-	-	-	-	-	-	-	-	(0.5)	(0.3)	(0.5)	(0.3)
	Group	**0.4**	**0.6**	**0.6**	**0.2**	**0.5**	**0.4**	**0.7**	**0.8**	**(0.6)**	**(0.3)**	**1.6**	**1.7**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to NCL, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

28

Adjusted results

Adjusting items		FY14	FY15	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
CHF million												
Operating income as reported (Group)		**28,027**	**30,605**	**7,147**	**6,876**	**6,746**	**8,841**	**7,818**	**7,170**	**6,775**	**6,833**	**7,404**
of which:												
Gains/(losses) on sales of subsidiaries and businesses	WM		169				141	56		(28)		(23)
	AM		56							56		
Gain related to our investment in the SIX Group	WM		15						15			
	P&C		66						66			
Gain from the partial sales of investment in Markit	IB	43	11	43				11				
Impairment of a financial asset available for sale	IB	(48)			(48)							
Gain on sale of investment in Visa Europe	P&C											102
	WM											21
Own credit on financial liabilities designated at FV	CC - Group ALM	292	553	72	61	70	226	259	32	35		
Net FX translation gains/(losses)[1]	CC - Group ALM		88						(27)	115	(123)	(26)
Gains on sales of real estate	CC - Services	44	378	1		20	378					120
Net losses related to the buyback of debt	CC - Group ALM		(257)							(257)		
Operating income adjusted (Group)		**27,696**	**29,526**	**7,031**	**6,863**	**6,656**	**8,096**	**7,492**	**7,084**	**6,854**	**6,956**	**7,210**
Operating expenses as reported (Group)		**25,567**	**25,116**	**5,929**	**7,430**	**6,342**	**6,134**	**6,059**	**6,382**	**6,541**	**5,855**	**5,915**
of which:												
Net restructuring expenses	WM	185	323	38	60	48	46	69	74	133	79	86
	WMA	55	137	7	15	23	24	24	39	50	33	38
	P&C	64	101	13	20	16	16	17	28	41	23	31
	AM	50	82	2	5	39	18	4	23	38	20	34
	IB	261	396	27	50	60	70	66	118	143	117	163
	CC - Services	30	140	4	16	8	119	0	2	19	(8)	20
	CC - NCL[2]	31	56	(2)	10	14	11	13	15	17	2	5
	Group	677	1,235	89	176	208	305	191	298	441	265	377
Credit related to changes to retiree benefit plans in the US	WMA	(9)	(21)		(3)	(7)			(21)			
	AM	(8)			(8)							
	IB	(20)			(19)	(1)						
	CC - NCL[2]	(3)			(3)							
Impairment of an intangible asset	IB		11					11				
Operating expenses adjusted (Group)		**24,931**	**23,891**	**5,840**	**7,287**	**6,142**	**5,829**	**5,857**	**6,105**	**6,100**	**5,590**	**5,538**
Operating profit/(loss) before tax as reported		**2,461**	**5,489**	**1,218**	**(554)**	**404**	**2,708**	**1,759**	**788**	**234**	**978**	**1,489**
Operating profit/(loss) before tax adjusted		**2,766**	**5,635**	**1,191**	**(424)**	**514**	**2,268**	**1,635**	**979**	**754**	**1,366**	**1,672**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 30 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to pages 7-10 of the second quarter 2016 report for an overview of adjusted numbers; 1 Related to the disposal of foreign subsidiaries and branches; 2 Non-core and Legacy Portfolio

29

Important information related to this presentation

Use of adjusted numbers
Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-10 of the second quarter 2016 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 15 of the second quarter 2016 report for more information.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onward, these are aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital Management" section in the second quarter 2016 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

30

UBS Second Quarter 2016 Earnings Call Remarks

July 29, 2016

Sergio P. Ermotti (Group CEO): Opening remarks

SLIDE 2 – 2Q16 results

Thank you, Martin and good morning everyone.

For those who follow us regularly, Caroline Stewart is currently on maternity leave looking after her new baby girl. I am sure you will all join me in congratulating Caroline and her husband on this great news.

In the second quarter, the slowdown in economic growth, the challenging interest rate environment and geopolitical turmoil – including Brexit – intensified the storm of uncertainty in the industry. On a global basis, this translated into increased cash holdings for our wealth management clients from already high levels and very low transaction volumes.

Despite these conditions, we delivered an adjusted pre-tax profit of 1.7 billion francs, slightly up from the second quarter of 2015, which benefited from a more favorable environment. The Group generated over 1 billion in net profit attributable to shareholders, with an adjusted return on tangible equity of 10.1%, and we maintained our strong capital ratios, which are well above current requirements. These strong results highlight our consistent disciplined execution and demonstrate the ability of our diversified business model to deliver, even in very difficult market conditions. It is this strength and resilience that contributed to recent upgrades in our credit ratings.

The Group achieved 1.4 billion of net cost savings as of the June exit rate, a 200 million franc improvement in the quarter, making progress toward the 2.1 billion 2017 year-end target, while absorbing substantially higher regulatory costs. We continue to take responsible measures to save costs across the firm in light of the current challenging environment. At the same time, however, the firm is ensuring that its control framework, quality of client service and strategic growth priorities are not compromised by taking overly aggressive steps to show short-term cost reductions.

Having said that, it is clear to me that in the medium to long-term, the banking industry must find ways to structurally lower costs, regardless of market conditions. This will, for example, be achievable through closer collaboration between financial institutions in order to create economies of scale, without necessarily pursuing M&A.

Turning to the business divisions, our wealth management businesses globally generated nearly 900 million in pre-tax profits. They also attracted close to 10 billion of net new money, which brings us to almost 40 billion for the first half of the year. We achieved these results without the benefits of normal client activity levels or favorable yield curves, and while staying disciplined on asset quality.

Wealth Management delivered a resilient performance. During the quarter, we implemented changes to our structure that will enable us to enhance the client experience and improve the efficiency of our operations. These changes, while inevitably having some impact, strengthen the business, which now can once again focus on executing its strategy and delivering on its objectives.

Wealth Management Americas delivered a strong performance, with profit before tax up more than 20% year-on-year, and our financial advisors maintained their status as the most productive among peers. We also recently announced changes to our organizational model in WMA, including a new compensation model, with emphasis on retaining our best advisors. This will allow us to de-emphasize the aggressive recruiting practices prevalent in the industry, which are not in the best interests of our clients, advisors and shareholders.

Personal & Corporate Banking generated strong results, with its best profit before tax since the fourth quarter of 2008. The business delivered higher income and lower operating expenses against the challenging backdrop of negative interest rates. P&C continues to experience very robust momentum, as demonstrated by its best ever first-half net new client account openings, with many of them attracted by our mobile and e-banking offerings.

Asset Management delivered a profit before tax 10% higher than the previous year. Clearly, we are not immune to the challenges facing the active asset management industry, such as highly risk-averse clients and the continuing shift from active to passive. We will maintain our focus on executing our strategy, as we believe this business will continue to deliver attractive returns.

The Investment Bank delivered a strong return on attributed equity, while maintaining prudent risk, cost and resource management. I am especially pleased with the performance of our highly-efficient FRC business, which increased revenue without using more resources.

Looking ahead, visibility is limited given market conditions, regulatory ambiguity and other factors. In addition, we and the industry remain exposed to elevated expenses associated with litigation and regulatory matters. At least until we see sustainable stabilization across the macroeconomic and geopolitical arenas, we believe it no longer makes sense to provide short-term return guidance. However, we still believe we can achieve our targets in a more normalized environment.

We remain committed to our policy of returning at least 50% of net profits to shareholders and we aspire to grow our ordinary dividend, while building the capital needed to address regulatory requirements and to support growth. Given prevailing market conditions, our priority for 2016 will be to deliver at least the same baseline dividend as in 2015 of 60 Rappen per share.

In order to achieve our goals, it is critical that we stay close to clients to help them navigate these difficult conditions while continuing to execute our strategy.

With that, I will turn it over to Kirt.

Kirt Gardner (Group CFO): Walk-through of the quarter

Thank you, Sergio.  Good morning everyone.

Slide 3 - UBS Group AG results (consolidated)

As usual, my commentary will reference adjusted results, unless otherwise stated.

This quarter, our results have been adjusted for 377 million francs in net restructuring expenses, 120 million in gains on sales of real estate, 100 million in net gains on sales of subsidiaries, businesses and investments, as well as 26 million net foreign currency translation losses.

Consistent with the change in our earnings materials published today, comparisons will be with the second quarter of 2015 unless otherwise stated.

Slide 4 - Wealth Management

In Wealth Management, we delivered resilient results in very challenging market conditions that have now persisted for 4 quarters, with 606 million in profit before tax, down 21% versus a very strong second quarter 2015.

As already mentioned by Sergio, clients continued to express concerns and fears over escalating geopolitical and macroeconomic risks.  Transaction revenue was 347 million, the lowest quarter we have seen.  As a reminder, Asia Pacific is the largest contributor to our transaction revenues, and we saw a significant drop from the prior year.

Apart from low activity, clients' concerns and fears continued to drive de-risking with cash levels at 28% of non-contracted advisory assets, the highest we've seen since 1Q14.  We've also seen movement into lower margin products, including out of active and into passive funds.

These trends, combined with lower average invested assets, contributed to a reduction in recurring net fee income, which was down 10%.

To offset these recurring revenue headwinds that are not expected to abate soon, we're redoubling our focus on pricing discipline and discount management, accelerating the roll-out of our new Alternatives solutions where we are underweight, enhancing our CIO aligned asset allocation offerings, and continuing to improve mandate penetration.

Net interest income increased due to higher deposit revenues, partially offset by lower allocations from Group ALM.

In response to prolonged challenging conditions, we've initiated a number of cost actions, both tactical and structural, which have already provided some relief this quarter.  Ultimately, we expect our actions to result in net savings of around 200 million per year from the first quarter of 2017 versus full-year 2015, which will contribute to our net cost reduction program of 2.1 billion.

Overall, our expenses were down 4% to 1.2 billion, on lower personnel expenses.  The increase in G&A expenses was driven by higher professional fees related to building out our digital platform.

Slide 5 - Wealth Management

The value and confidence clients place in UBS is evidenced by the 6 billion in net new money inflows seen in the quarter, after absorbing 3.1 billion in outflows related to cross-border, mainly related to emerging markets, and net reductions in Lombard lending.

We also saw 6.9 billion in net new mandates.  Mandate penetration increased 50 basis points to 27.1% excluding the impact of business disposals.

Invested assets increased to 935 billion from the prior quarter on net new money inflows, positive market performance and FX movements, partly offset by a 7 billion net reduction related to the sale and acquisition of subsidiaries and businesses.

Slide 6 - Wealth Management

We saw continued strong net new inflows in Asia Pacific and Switzerland.  Over a quarter of the net new inflows in Asia Pacific came from our high-net worth clients, reflecting our increased focus on this segment.

We also saw net inflows in Europe domestic, although these were offset by cross-border outflows.  Flows in Emerging markets continued to reflect net outflows from cross-border effects, mostly in Latin America, and reduced Lombard lending.

We continue to expect to absorb these outflows within our annual net new money growth target of 3-5%.

Slide 7 – WM CIO: Providing innovative solutions

In response to clients' evolving needs and changing market conditions, we have improved our leading mandate offering to make full use of the unique capabilities of our CIO and IPS platform.

Since the fourth quarter last year, we have launched four new offerings, about which we are particularly excited.  Let me comment briefly on two of these:

The systemic allocation portfolio adjusts its equity allocation based on quantitative signals about the likelihood of a market downturn, appealing to clients with an interest in a dynamic equity exposure.

The endowment-style mandate allows clients with a long-term horizon to include illiquid private markets and alternative investments into a portfolio solution that they would not be able to replicate on their own.

In aggregate across all solutions launched so far, these have generated significant client interest, with over 2 billion in inflows since their respective launch dates.  Once we complete the development of our integrated Wealth Management and Wealth Management Americas platform, these products will also be available to WMA clients.

Slide 8 - Wealth Management

While treacherous market and geopolitical conditions have weighed heavily on clients' attitudes towards their investments, they continue to look towards UBS as their key global wealth manager.

The strong mandate inflows further confirm our clients' confidence in our ability to help them to navigate periods of short-term market volatility and achieve their long-term wealth objectives.

It is from this position that we're taking a number of actions to further strengthen our global leading wealth management franchise:

We're optimizing our operating model by implementing one global platform, consolidating our EU onshore entities, simplifying our processes and streamlining non-client facing units.

Leveraging this platform, we are enhancing our coverage and offering by establishing a global distribution management function.  This will further improve clients' access to global investment opportunities and solutions, tailored to meet their unique needs within a consistent service and risk management framework.

We also continue to invest in our digital capabilities, and are enhancing our Alternatives offering, allowing our clients to access industry-leading managers across a wide range of strategies and to benefit from our global buying power.

Slide 9 - Wealth Management Americas

Wealth Management Americas delivered a strong quarter, with profit before tax up 22% year-on-year, with records for net interest income, invested assets and managed account penetration.

Operating income decreased slightly to 1.9 billion dollars, on lower client activity and lower mutual fund fees as clients changed their asset allocation in response to the environment.  Net interest income was up 19% from the previous year on interest rate moves and continued growth in loan and deposit balances.

Operating expenses decreased 4% to 1.6 billion dollars, mainly due to 73 million lower net expenses for provisions for litigation, regulatory and other matters.

Slide 10 - Wealth Management Americas

Net new money of 2.4 billion dollars was driven by net recruiting and includes seasonal withdrawals associated with income tax payments of around 3 billion dollars.

Invested assets increased by 3% from the prior quarter to 1.1 trillion dollars. Managed account penetration rose to 34.5% of invested assets.

Slide 11 - Wealth Management Americas

FA productivity remained industry-leading, as both revenue and invested assets per FA increased.

Lending balances were up 6% year-on-year, with an increase across all banking product lines, our twenty-second consecutive quarter of loan growth.

Slide 12 - Wealth Management Americas

In June, we enhanced our operating model in WMA to move decision-making closer to clients, retain our most talented advisors, and free up resources to drive growth.

The changes made are focused on four key levers:

First, empowerment; we streamlined management and reduced the complexity of our organization.  Given the critical role Branch Managers play in the satisfaction and productivity of our advisors, we made a variety of changes and investments to empower them to more efficiently run their branches with an emphasis on economic profitability.

The second is global leverage; we're building on our partnership between Wealth Management and Wealth Management Americas, which we expect to allow WMA to achieve the economies of scale of our larger local peers, while maintaining its agility.  In addition, we will make available our global solutions offering to WMA, as previously referenced.  This emphasizes our unique "feel small, play big" positioning in the US, which is a key differentiator for WMA.

The third lever is technology, which we'll continue to focus on so that clients and FAs have the most cutting edge tools. For example, our strategic alliance with SigFig announced in May allows us to partner with a Fintech leader, and implement online and mobile technologies to improve our clients' digital experience, as well as enhance the ability of our FAs to provide advice efficiently and effectively.  This platform will also become available to WM in due course.

The fourth and final lever is organic growth.  Simply stated, we prefer to invest to retain our current advisors rather than continuously recruiting new ones, as a retained advisor generates significantly higher economic profits compared with a recruited one over time, due in part to greater client retention and lower capital consumption.

Slide 13 – Personal & Corporate Banking

Personal and Corporate Banking delivered an exceptionally strong performance despite persistent negative interest rates, with profit before tax increasing 12% to 463 million francs, our best result since the fourth quarter of 2008.

Operating income increased by 3%, mostly on higher transaction-based and recurring net fee income.  Net interest income was stable, as higher loan-related income offset lower deposit revenues and allocations from Group ALM.  Net interest margins remained robust at 165 basis points.  We recorded a small net credit recovery of 2 million.

Operating expenses decreased by 3%, with all cost lines contributing.  The cost/income ratio declined to 53%.

Annualized net new business volume growth for our personal banking business was 3.0%, with contributions from client assets, and to a lesser extent, loans.  We continued to attract new clients, with the highest net new client acquisition we've seen for a first half, mainly among younger clients, driven by our strong e- and mobile banking offering.

Slide 14 – Personal & Corporate Banking

Personal & Corporate has delivered consistent strong performance over the past two years, with top-line growth, prudent expense management, and minimal credit loss expenses.  This resulted in a 12% compound annual growth rate for profit before tax, and a 7 percentage point reduction in the cost/income ratio.

We're particularly pleased with the performance in our home market over the past two years, although we recognize that there are clear headwinds going forward, including negative interest rates, and potential adverse changes in the credit environment related to the strength of the Swiss franc.

Slide 15 - Asset Management

Asset Management delivered a profit before tax of 148 million, up 10% year-on-year and 35% quarter-on-quarter.

Performance fees increased to 24 million, mainly in Global Real Estate. Net management fees were largely unchanged at 458 million, despite the sale of Alternative Fund Services in the fourth quarter of 2015.

Expenses were down year-over-year, mostly driven by lower allocations from Group Technology, partly offset by increases in personnel expenses.

Invested assets increased quarter-on-quarter to 633 billion due to positive market performance and currency effects, more than offsetting net new money outflows.

Net new money excluding money markets was negative 8.8 billion, and was mainly driven by asset allocation shifts, including from active to passive investments, and clients' liquidity needs.

Slide 16 - Investment Bank

The Investment Bank generated 447 million of profit before tax, with strong performance in FX, Rates and Credit, and regionally in the Americas.  The IB demonstrated continued disciplined resource utilization and took prompt action on costs.

While Corporate Client Solutions revenues were up 41% from a weak first quarter, they were down 19% year-over-year.  DCM saw both high yield and investment grade revenues increase.  In Advisory, M&A revenues increased slightly versus a declining market fee pool.  The increase in DCM was more than offset by lower ECM revenues on lower market volumes, and losses in Risk Management, mostly due to higher hedging costs.

In Investor Client Services, Equities revenues were 22% lower against a strong 2Q15, reflecting our footprint in APAC and EMEA, with volumes significantly lower, particularly in Structured Derivatives.  We've continued to make progress in our Americas business, with revenue growth in Financing Services and Cash.

FX, Rates and Credit has posted strong revenues for 6 consecutive quarters, showing once again that our client-centric, low inventory model works well in all market conditions.  Year-over-year, revenues were up 15%, and we would have achieved an increase even without the additional flows following the UK referendum.  This is a strong result amidst market turmoil, given our continued discipline in risk and resource usage.

Net credit losses remained low at 6 million, with both provisions and recoveries, in small amounts, within the energy sector.

Operating expenses excluding allocations were managed down 11% year-over-year.  Within that, personnel expenses were down 16%, in line with revenues, on lower bonus accruals and as we took decisive action to right-size our business to reflect market conditions.

Looking ahead, there is limited flexibility in the cost base; for example, due to structural compensation considerations, such as the amortization of prior-year awards.  In addition, there will be a seasonal impact from the UK bank levy in the fourth quarter.

Slide 17 - Investment Bank

Our model focuses on our clients, and is designed to capture client flows, with limited mark-to-market risk and low inventory levels, in order to deliver strong risk-adjusted returns.  This quarter, on an annualized basis, the IB delivered a return on attributed equity of 23%.

Our resource utilization adjusts to reflect market conditions.  Our current levels are well below our short to medium-term expectations, with RWA at 64 billion and LRD at 267 billion, reflecting muted client transaction levels, and weak primary markets.

Slide 18 - Corporate Center

Corporate Center – Services costs before allocations were down, mostly due our cost reduction programs.

Group ALM profit before tax increased to 70 million, as the effects of accounting asymmetries related to economic hedges moved from negative to positive.  Risk management net income after allocations was negative 53 million, in line with our previous guidance of around negative 50 million per quarter.

Non-core and Legacy Portfolio posted a loss of 124 million, slightly improved compared with the prior year, due to lower expenses.

Non-core and Legacy Portfolio LRD decreased 20% from the prior quarter to 33 billion, mainly due to incremental OTC derivative netting and collateral mitigation benefits.

Slide 19 - Cost reduction

For the quarter, we achieved an additional annualized net cost reduction of around 200 million, increasing our net cost reduction run rate to 1.4 billion.

In the quarter, we delivered cost reductions through streamlining of non-client-facing units in Wealth Management and through efficiency and simplification measures and in the Investment Bank.  These actions will also allow us to further streamline Corporate Center functions.

We will continue to deliver front-to-back savings across the Corporate Center and the business divisions by focusing on the levers of workforce and footprint; organization and process optimization; as well as technology and robotics and workflow automation, where we see increasingly substantial opportunities.

Although we continue to face upward pressure on expenses mainly related to regulatory demands, we're fully committed to achieving our targeted Group net cost reduction of 2.1 billion by the end of 2017, while investing in strategic growth priorities and maintaining our focus on risk management.

Slide 20 – Capital and leverage ratios

Our capital position remained strong and our ratios improved.  Our fully applied Basel III CET1 capital ratio increased to 14.2% and our fully applied BIS Basel III CET1 leverage ratio increased to 3.4%.

Fully applied CET1 capital increased due to net profit, partly offset by dividend accruals, as well as pension and current tax effects.

LRD decreased by 8 billion in the quarter, while RWA was stable.  As referenced in the second quarter report, the revised credit conversion factors will lead to an increase in credit risk RWA of approximately 3 billion in the third quarter.  In addition, we continue to expect regulatory inflation across Swiss income-producing real estate and IB Corporate exposures, with roughly 2 billion anticipated in the second half of 2016, and another 5-6 billion in both 2017 and 2018.

Our short to medium-term expectations for the Group and IB RWA and LRD are unchanged, but these do assume normalized market conditions.  That said, if the Basel Committee Banking Supervision's proposed changes to the capital framework were to be adopted in Switzerland in their current form, this would likely lead to a significant increase in RWA, not considering any tactical and strategic mitigating actions that we could implement.

As we complete our business plan over the coming months, we will remeasure our DTAs and reflect any changes in value in our tax expenses during the second half of the year.  Proposed UK tax law changes, if enacted in the second half of 2016, would affect our DTAs and moderately increase our effective tax rate.

In conclusion, our businesses delivered an overall strong result, with adjusted profit before tax of 1.7 billion and return on tangible equity of 10.1%, both up year-on-year despite more challenging conditions.  In addition to progressing with our cost reduction initiatives, we are executing strategic actions to enhance the global leadership of our wealth management businesses, as well as investing in key opportunities.

Thank you, and with that, Sergio and I will now open it up for questions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  July 29, 2016